UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

ClearBridge MLP & Midstream Total Return Fund Inc

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

18469Q207

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,124,306
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,124,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,124,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.33%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 6,886,833 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,124,306
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,124,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,124,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.33%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 6,886,833 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,124,306
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,124,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,124,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.33%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 6,886,833 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 12 amends and supplements the statement on Schedule 13D filed with the SEC on 9/26/22, as amended by Amendment No. 1 filed 10/25/22, Amendment No. 2 filed 2/28/23, Amendment No. 3 filed 6/1/23, Amendment No. 4 filed 6/8/23, Amendment No. 5 filed 6/21/23, Amendment No. 6 filed 6/30/23, Amendment No. 7 filed 7/27/23, Amendment No.8 filed 9/26/23, Amendment No. 9 filed 12/7/23, Amendment No. 10 filed 12/11/23 and Amendment No. 11 filed 12/12/23; with respect to the common shares of ClearBridge MLP & Midstream Total Return Fund Inc. This Amendment No. 12 amends Items 4, 6 and 7, as set forth below.

Item 4.

PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On December 22, 2023, Saba Capital entered into a standstill agreement (the “Agreement”) with the Issuer, Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC), the investment adviser to the Issuer (the “Adviser”),  ClearBridge Investments, LLC, the sub-adviser to the Issuer, and certain other funds managed by the Adviser, pursuant to which the Issuer agreed to commence, on a date to be announced later, a tender offer for up to 50% of its outstanding Common Shares at a price per share equal to 100% of the Issuer’s net asset value per share (the “Tender Offer”) and Saba Capital agreed to tender all of the Common Shares then owned by Saba Capital and one or more private funds and accounts managed by Saba Capital in the Tender Offer, subject to the terms and conditions therein.

The Agreement also provides for certain customary standstill provisions during the period from the date of the Agreement through the date that is the earlier of (a) the day following the Issuer’s 2025 annual meeting of shareholders; (b) such date that the Issuer determines not to conduct the Tender Offer; and (c) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 or trustee nomination is permitted to be submitted to the Issuer for the 2026 annual meeting of shareholders.

The foregoing summary of the Agreement shall not be deemed complete and is qualified in its entirety by reference to the full text of the Agreement, the form of which is attached hereto as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 6 of 7 Pages

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3:	Agreement, dated as of December 22, 2023.

CUSIP No. 18469Q207	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 27, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823